SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PLIM4: R$ 0.75/share (Bovespa)
NETC: US$ 2.43/ADR (1ADR=10 shares - Nasdaq)
XNET: EUR$ 2.02/10 shares (Latibex)
Total Shares: 2,028,855,530
Merket Value: R$ 1,521.0 million
Closing Price: 10/05/04

First Quarter 2004 Financial Results

São Paulo, May 11, 2004 – Net Serviços de Comunicação S.A. (Bovespa: PLIM4 e PLIM3; Nasdaq: NETC; e Latibex: XNET), the largest Pay-TV multi-service operator in Latin America, an important provider of bi-directional broadband Internet access (Vírtua), multimedia, and data communication services for corporate network, announces today its earnings results for the first quarter of 2004 (1Q04).

The following financial and operating information, except where otherwise stated, is presented in U.S. GAAP on a consolidated basis.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Financial Highlights	1Q04	4Q03	Var.(%)	1Q04	1Q03	Var.(%)
(US$ million)			1Q04 x			1Q04 x
			4Q03			1Q03

Net Revenues	114.9	116.8	(1.6%)	114.9	82.6	39.2%
EBITDA	31.8	29.3	8.5%	31.8	19.4	63.8%
EBITDA Margin	27.6%	25.1%		27.5%	23.5%
EBIT	16.4	12.4	32.5%	16.4	4.7	n.d.
Net Profit (loss)	(15.0)	(28.7)	(47.7%)	(15.0)	(12.0)	25.0%
Net Debt	261.9	281.1	(6.8%)	261.9	308.1	(15.0%)
Net Debt / EBITDA (LTM)	2.30	2.77		2.30	5.27

Operating Highlights

Pay-TV subscriber base (thousands)
- Connected subscribers	1,364.5	1,352.5	0.9%	1,364.5	1,318.9	3.5%

Churn Rate – LTM	13.6%	13.8%		13.6%	18.2%

Pay-TV ARPU (US$/subscriber) (a)	31.41	32.33	(2.8%)	31.41	23.3	33.5%

Broadband subscriber base	113,008	91,474	23.5%	113,008	58,059	94.6%
Vírtua subscribers/Pay-TV subscriber base	8.3%	6.8%	-	8.3%	4.4%	-
Vírtua subs./Bi-directional subscriber base	29.4%	24.0%	-	29.4%	13.6%	-

Churn Rate –LTM	10.9%	12.1%		10.9%	21.8%

Broadband ARPU (US$/subscriber) (b)	21.23	22.55	(5.9%)	21.23	18.62	14.0%

Number of Optical Nodes – Total	2,863	2,862	0.0%	2,863	2,836	1.0%
Number of Optical Nodes – Bi-directional	1,114	1,110	0.4%	1,114	1,076	3.5%
Homes Passed (thousands)	6,600.8	6,600.8	0.0%	6,600.8	6,512.9	1.3%

Total Corporate Network Stations	4,957	5,839	(15.1%)	4,957	4,063	22.0%
- Company-owned	1,053	1,288	(18.2%)	1,053	1,307	(19.4%)
- Third party	3,904	4,551	(14.2%)	3,904	2,756	41.7%

Number of employees	3,214	3,100	3.8%	3,214	3,003	7.0%

(a)	Monthly Pay-TV Gross revenues (excluding sign-in and hook-up revenues) per average connected subscriber in the period.
(b)	Monthly Broadband Gross revenues (excluding sign-in and hook-up revenues) per average connected subscriber in the period.

Average exchange rate was stable in this period, moving from R$ 2.89/US$ in 4Q03 to R$ 2.91/US$ in 1Q04. In a Y-o-Y basis the average exchange rate decreased from R$ 3,35/US$ in 1Q03 to R$ 2.89/US$, herein referred as “Real Appreciation”

•  Net Revenues totaled US$ 114.9 million, a 1.6% decrease in comparison to US$ 116.8 million recorded in the previous quarter, due to lower pay-per-view (PPV) revenues in the quarter related to the postponement of the 2004 Brazilian Soccer Championship that began in the end of April.

•  Consolidated EBITDA in the quarter reached US$ 31.8 million, up 8.5% in comparison to US$ 29.3 million in 4Q03. EBITDA margin also went up 2.5 basis points in comparison to 4Q03, from 25.1% to 27.6%. Despite the drop in net revenues against the 4Q03, this positive EBITDA was built over lower operating expenses and the higher efficiency of sales expenses.

Contacts:	Marcio Minoru Miyakava	Rodrigo de Macedo Alves
	(+55 11) 5186-2811	(+55 11) 5186-2637
	minoru@netservicos.com.br	rodrigo.alves@netservicos.com.br

•  Consolidated Operating Income (EBIT) recorded the best result in the Company’s history, ending the quarter at US$ 16.4 million, an increase of 32.5% in comparison to US$ 12.4 million in 4Q03. This improvement in EBIT reflects concrete results from the operating area; such as subscriber base growth and the constant monitoring of costs and expenses, focusing on cash generation.

•  Net Debt was reduced by 6.8% compared to 4Q03 ending this quarter at US$ 261.9 million. This reduction was possible because cash position rose 27.2% versus the prior quarter.

•  Net loss went from US$ 28.7 million to US$ 15.0 million or (US$ 0,01) per share in the quarter, a 47.7% improvement, mainly due to better operating performance, which generated a positive result before financial expenses and taxes (EBIT) reaching US$ 16.4 million.

•  Pay-TV ARPU (Total Gross revenues excluding sign-in and hook-up revenues divided by the average number of connected subscribers) dropped 2.8% in the quarter, from US$ 32.33 to US$ 31.41. Lower pay-per-view from soccer championships revenues can explain this drop, as an important tournament (the State of São Paulo Championship) was not offered in this quarter and the start of the Brazilian Championship was postponed to the month for April. Moreover, the decline in the subscriber base mix, which presented a drop in the Advanced and Plus packages and an increase in the Master package.

•  Broadband ARPU (Total Gross revenues excluding sign-in and hook-up revenues divided by the average number of connected subscribers) went down 5.9% from US$ 22.55 to US$21.23. This result reflects sales increases in the 128kbps product and the Company’s initiative to encourage speed upgrades by offering a discount for the first two monthly fees for choosing the 256kbps product.

OPERATING PERFORMANCE

PAY-TV

•  1Q04-operating result reflects the positive trend started in 2003. Gross sales, even with a 12.2% drop, maintained a comfortable level within the Company’s growth. It is worth highlighting, that this period usually presents lower sales, due to the occurrence of many seasonal events, such as: higher taxes (e.g. Vehicle Tax – IPVA and Municipal Real Estate Tax – IPTU), higher family expenses with school materials, and the summer vacation season.

•  Churn rate in the last 12 months remained stable at 13.6% compared to the 13.8% level registered last quarter.

•  Subscribers voluntarily requested 12% of the total disconnection requests. Of these, it is important to point out that disconnections due to subscriber relocations to other cities or areas not covered by our cable network dropped from 30% to 28% and personal or financial reasons sited for disconnection remained stable in 16% this quarter. Migration to competition remains low and dropped from 5% to 4% of disconnections in 1Q04.

•  The new area of Customer Related Marketing continues to generate satisfactory results in the work of the retention and reversion islands, and continues to improve its development each quarter. These islands promoted the retention of 70% of the disconnection requests, in comparison to 68% retention during the 4Q03.

•  Subscribers base mix in the quarter recorded a decrease in Advanced subscribers versus the previous quarter, from 47.0% to 46.4%. Subscribers from the Plus package went from 10.0% to 9.5% and the Standard package dropped from 9.2% to 8.9%. On the other hand, the Master package subscriber base recorded an increase from 27.3% to 27.8%. The Conexão package mix, designed exclusively for Vírtua subscribers that include only the mandatory Pay-TV channels, went up from 2.0% in 4Q03 to 2.4% in 1Q04.

•  In the Pay-Per-View (PPV) section, the Company offered a promotion aiming to sell 24 hours of live “Big Brother Brasil 4”program and a few state soccer tournaments, among these: the States of Rio de Janeiro and Rio Grande do Sul Championships. During this promotion, the subscriber who acquired the package could also buy the 2004 Brazilian Championship at a discount. The quarter’s highlight was “Big Brother Brasil 4”, with a record sale of 30.1 thousand packages against the 20.9 thousand packages of “Big Brother Brasil 3”. On the other hand, regional championships, that didn’t include the sale of the State of São Paulo championship, registered 35.9 thousand sales, slightly higher than the 34.7 thousand sales registered in 2003.

BROADBAND

•  1Q04 was marked by the launch of a new marketing campaign “Vírtua, a internet banda larga como ela deve ser” (Virtua –Broadband Internet as it should be). Open media and internal communication channels are launching this campaign. The Company also established distribution partnerships with Internet access providers, allowing these channels the ability to sell Vírtua through their Call Centers.

•  The Company continues to focus its incentive actions on the new Sales of this product. Therefore, we continued to offer a promotion making a free cable modem available under a cost-free lease agreement. In addition, a new promotion was introduced this quarter in partnership with Globo.com, offering a free Internet transmission of “Big Brother Brasil 4” if the subscriber acquired Vírtua and chose Globo.com as its Internet provider.

•  Churn rate in the last 12 months, dropped from 12.1% in 4Q03 to 10.9% this quarter. The continued improvement in Vírtua’s churn rate, reflects the development at the services quality and call center performance.

•  As a result of our selling efforts, Gross Sales totaled 27.9 thousand sales in the quarter, making connected subscriber base reach 113.8 thousand subscribers by the end of 1Q04, up 23.5% in comparison to the previous quarter. Connected Pay-TV subscriber base penetration in a bi-directional area reached 29.4%, in comparison to the 24.0% penetration in the 4Q03.

•  Subscribers broadband mix base posted an increase of 128kbps subscribers, from 50.0% in the 4Q03 to close to 53.6% this quarter. Despite the fact that this product has positive margins and returns consistent with the targets in the medium-term, the Company launched an initiative that encourages the package upgrade, with discounts in the first two monthly fees for those who chose the 256kbps product, thus aiming to further improve the Company’s profitability and ARPU.

CALL CENTER PERFORMANCE

Performance Indexes	September-03			December-03			March-04

	SP	RJ	POA	SP	RJ	POA	SP	RJ	POA
- Average waiting time	7"	8"	56"	1'04"	15"	7"	16"	18"	14"
- % of answered calls	98%	99%	85%	85%	97%	94%	93%	99%	95%

•  After the supplier change in November 2003, the Company’s Call Center entered into the second stage of its implementation, with the goal being to answer 80% of the calls in less then 20 seconds. The development, as shown in the table above, proves that the supplier transfer problems were resolved in the largest Call Centers of the Company by answering between 93% and 99% of calls in 14 to 18 seconds. The average monthly answering volume now approaches 800 thousand calls.

CORPORATE NETWORKS

•  The corporate network segment ended the quarter with 4,957 thousand stations, of which 1,053 were company-owned stations and 3.904 third-party owned stations, representing a decrease of 15.1%, 18.2% and 14.2% in comparison to the previous quarter, respectively. This reduction is due to the end of two projects previously under construction. One project involved engineering done for the Federal Government and a second project focused on updating the various workstations of a large bank network.

CONSOLIDATED EARNINGS ANALYSIS

GROSS REVENUES BREAKDOWN

	1Q04	4Q03	3Q03	2Q03	1Q03

Gross Revenues	100%	100%	100%	100%	100%
Subscription	86.0%	84.8%	85.8%	86.1%	86.6%
Hook-up	1.2%	1.6%	1.6%	1.9%	1.6%
Pay Per View	2.3%	3.7%	3.5%	3.4%	3.0%
Corporate Networks	3.2%	4.2%	3.8%	3.6%	3.5%
Vírtua	4.6%	4.0%	3.5%	3.4%	3.3%
Others*	2.6%	1.8%	1.9%	1.7%	2.1%

*Includes, among others, revenues from Programming Guide, Technical Assistance and Rental of Network

•  Gross Revenues reached US$ 140,8 million in the 1Q04, 1.0% lower than the US$ 142.2 million recorded in the previous quarter, mainly due to the absence of PPV revenues regarding the Brazilian Championship, which was not played this quarter. Gross revenues were comprised as follows:

1. Pay-TV subscription revenue totaled US$ 121.1 million, compared to US$ 120.6 million registered in the previous quarter, a 0.4% increase in the period. This increase was due to the subscribers’ base growth during the quarter.

2. Average hook-up revenue (per new subscriber) posted a negative 10.9% variation, from US$ 30,14 to US$ 26,86 mainly due to higher sales of Loyalty package, which may exempt subscribers from the hook-up fee, in the exchange for a minimum 12-month subscription.

3. Pay-Per-View revenues (PPV) in 1Q04 totaled US$ 3.2 million, a 38.2% reduction in comparison to the US$ 5.3 million recorded in the 4Q03. Even with the higher revenues gained through the sale of “Big Brother Brasil 4” packages and State Soccer Tournaments, this drop is due to the absence of the Brazilian Soccer Championship revenue, as the partial appropriation of the 2003 championship ended in December; and the 2004 Tournament Sales appropriation will only be appropriated from April on, the month in which the Championship began. Compared to 1Q03, this decrease was mainly due to changes in the calendar, since in 2003 the Championship started in March.

4. Broadband revenues rose 13.2%, reaching US$ 6.4 million in comparison to US$ 5.6 million in the previous quarter. This hike was primarily due the increase in the subscribers’ base.

5. Corporate Network revenues reached US$ 4.5 million in 1Q04, a 24.3% drop in comparison to the US$ 5.9 million recorded in 4Q03. This was due to the completion, in December, of several installation projects. The first was a Federal Government engineering project and the second was comprised of an upgrade to network workstations engineered for large banks.

•  Services and Other Taxes, that includes taxes and cancellations, closed this quarter with at US$ 25.9 million, an increase of 1.7% in relation to the US$ 25.4 million in 4Q03. This difference was primarily driven by an increase in subscribers’ base that serves as the tax calculation base. Of the total reductions in sales, close to 85% was related to taxes regarding revenues and the rest was due to cancellations.

•  Due to the drop in PPV revenues as a consequence of seasonality factors, Net Revenues ended the quarter with US$ 114.9 million, a 1,6% drop in comparison to US$ 116.8 million recorded in the previous quarter.

COSTS AND EXPENSES AS A PERCENTAGE OF NET REVENUES

	1Q04	4Q03	3Q03	2Q03	1Q03

Net Revenues	100%	100%	100%	100%	100%

Direct Operating Expenses	51.4%	53.1%	55.5%	55.5%	57.0%
Programmers and Royalties	31.1%	32.3%	34.0%	34.1%	34.7%
Network Expenses	7.5%	7.0%	7.4%	6.8%	7.3%
Customers Relations	1.3%	1.6%	1.5%	2.0%	1.8%
Payroll and Benefits	5.0%	5.4%	6.0%	6.1%	6.2%
Other costs	6.4%	6.8%	6.7%	6.6%	7.0%
Selling, General and Admin.	21.0%	21.8%	18.5%	20.3%	19.5%
Selling	4.3%	5.3%	3.7%	3.2%	1.9%
General & Administrative	15.2%	14.9%	13.1%	14.3%	14.9%
Bad debt expense	2.1%	1.6%	1.2%	1.2%	2.9%
Goodwill impairment	0.0%	0.0%	0.0%	0.0%	0.0%
Other	-0.5%	0.1%	0.6%	1.6%	-0.3%
EBITDA	27.6%	25.1%	26.0%	24.2%	23.5%

•  Direct Operating Expenses recorded a 5.1% drop, totaling US$ 59.0 million in 1Q04 against US$ 62.0 million in the previous quarter. The reasons for this good performance are the following:

1. Programming and Royalties reached US$ 35.7 million in the quarter, a 5.4% drop in comparison to the US$ 37.8 million recorded in 4Q03. Even with higher programming costs regarding the state soccer championship and “Big Brother Brasil 4”, plus the contractual adjustment by IGP-M (General Market Price Index) of certain channels’, this drop is due to the absence of programming costs related to the Brazilian Soccer Championship in the quarter.

2. Network Expenses remained stable at US$ 8.7 million in the quarter. Carriage and transportation cost reduction, due to the end of the aforementioned of Vicom projects, was offset by an increase in monthly fees and network expenses, such as pole rent, electricity and replacement parts and materials.

3. Customer relations posted a 16.4% at the quarterly comparison, totaling US$ 1.5 million in the 1Q04 against US$ 1.8 million in 4Q03, mainly due to the end of development and market research activities.

4. Payroll and Benefits expenses decreased 8.8% in comparison to 4Q03, from US$ 6.3 million to US$ 5.7 million. This expense variation refers to a lower PPR provision (Employee’s Results Participation Plan), which was made according to the Company’s expectation regarding the potential fulfillment of the targets previously established in the benefits plan.

5. Other operating expenses, including third-party services and Vírtua link, recorded a 8.2% decrease reaching US$ 7.3 million in the quarter, in comparison to US$ 8.0 million in 4Q03. The decrease in Vicom and third-party costs for the development of previously mentioned projects is the main reason for this drop.

•  Selling, General and Administrative Expenses (SG&A) totaled US$ 24.2 million, down 5.3% in comparison to US$ 25.5 million recorded in the previous quarter. This result is comprised of the following:

1. Selling Expenses reached US$ 4.9 million in the quarter, a 20% drop in comparison to US$ 6.2 million recorded in 4Q03. This drop reflects lower marketing expenses due to the conclusion of the "Quanto mais conteúdo, melhor! (The More content, the better!) campaign whose expenses were composed of product releases and propaganda production, newspaper announces, and direct mailings targeting new subscribers as well as encouraging upgrades for current subscribers. Also, third party and commissioned sales expenses dropped, due to lower selling volume during the 1Q04 in comparison to 4Q03. Despite this expenses reduction, Pay-TV gross sales remained in the target set by the Company, resulting in a higher efficiency in this process, when analyzing unitary sales expenses.

2. General and Administrative Expenses remained stable in comparison to the previous quarter, reaching US$17.4 million, demonstrating cost optimization gains by the Company. Despite the apparent stability, there was a reduction in labor disputes, gratification, vacation and building maintenance, that were offset by the increase in consulting expenses related to the finalization of a project, aiming to implement an upgrade on controlling systems.

3. Bad Debt Expenses (BDE) in 1Q04 totaled US$ 2.4 million, up 30.1% in comparison to US$ 1.8 million in 4Q03. This increase is still due to an improvement in BDE calculation and an analysis in the accounts receivable, due to a upgrade in the São Paulo operation billing system.

4. Other SG&A Income (Expenses), were positive US$ 0.6 million in the quarter, in comparison to a negative US$ 0.1 million in the previous quarter. This result is due to, mainly, additional costs of US$ 0,8 million for the São Paulo billing system migration in 4Q03, which did not occur in this quarter.

•  Consolidated EBITDA reached US$ 31.8 million, 8.5% higher than the US$ 29.3 million registered in the previous quarter. EBITDA margin also increase by 2.6 basis points in comparison to 4Q03, from 25.1% to 27.6%. The EBITDA breakdown by operating segment is as follows:

1. Pay-TV EBITDA ended the quarter at US$ 29.2 million, 10.1% higher than the US$ 26.6 million recorded in 4Q03. This hike manly reflects the Company’s reduction of operating costs, especially in the programming and royalties’ lines, which was mitigated by a small drop in revenues, related to lower PPV revenues in this quarter.

2. Broadband EBITDA increased by 32.9%, from US$ 1.6 million to US$ 2.1 million. The increase in the subscriber base and lower selling expenses was the main reasons for the Broadband EBITDA increase, once the new Vírtua campaign was launched in March.

3. Corporate Network EBITDA reached US$ 0.4 million this quarter, a 61.4% drop in comparison to US$ 1.2 million recorded in the previous quarter, due to the absence of project developing revenues as previously mentioned.

•  Depreciation and Amortization expenses totaled US$ 15.4 million in the quarter compared to US$ 16.7 million in 4Q03. This 7.8% drop in the quarter is due to lower hook-up and the Real devaluation in the period.

Operating Income (EBIT), ended the quarter at US$ 16.4 million, a 32.5% increase in comparison to US$ 12.4 million recorded in the previous quarter. This is the highest result in the Company’s history and is due to the strong operating results, subscriber base increase, excellency searches on subscriber services and the constant costs and expenses monitoring, focusing cash generation.

NET FINANCIAL RESULT

US$ Thousand	1Q04	4Q03	3Q03	2Q03	1Q03

Net Financial Result	(27,958)	(36,655)	(33,587)	13,195	(15,311)

Monetary indexation, net	(1,095)	(6,035)	(1,252)	3,361	393
Loss on exchange rate, net	(1,800)	2,202	(5,037)	32,712	10,137
Financial expenses	(23,742)	(13,563)	(26,240)	(14,354)	(20,942)
interest and charges debt	(14,606)	(958)	(16,837)	(11,087)	(15,894)
arrears and fine interests	(6,051)	(5,084)	(3,220)	(3,051)	(2,133)
interest financial expenses others	(3,085)	(7,521)	(6,183)	(216)	(2,915)
Other Financial expenses	(5,022)	(22,952)	(4,150)	(9,529)	(7,601)
Financial income	3,700	3,693	3,091	1,005	2,703

Other (non operating)	270	(1,034)	188	(265)	170

•  Net Financial Result was negative US$ 28.0 million, in comparison to a negative US$ 36.7 million in 4Q03. These results were originated as follows:

1. Monetary Indexation, net was reduced by US$ 1.1 million, a 81.9% decrease in comparison to US$ 6.0 million in 4Q03. This decrease regards the liquidation of some agreements linked to IGP-M, with suppliers.

2. Loss on Exchange Rate, net changed from a positive figure of US$ 2.2 million in 4Q03 to a negative of US$ 1.8 million, following the low US Dollar variation in the period that moved from R$ 2.8892 in December 2003 to R$ 2.9086 by the end of 1Q04.

3. Interest Expenses1 reached US$ 23.7 million in the quarter, compared to US$ 13.6 million recorded in the previous quarter. This increase is, mainly, due to Multicanal Senior Guaranteed Notes’s income tax reversion in 4Q03 of US$ 13.3 million. This was possible since the Company deemed the possibility of paying this debt before its maturity on June 18th, 2004 unlikely.

4. Other Financial Expenses totaled US$ 5.0 million in the quarter against US$ 23.0 million in 4Q03. This reduction regards the appeal, in 4Q03, of income tax provisions under banking accounts and foreign remittance of US$ 2.8 million and the IOF contingencies restatement under banking accounts of US$ 9.8 million.

5. Financial Income reached US$ 3.7 million in the quarter, a 0.2% increase in comparison to the previous quarter. This positive result is mainly due to higher cash balances in the period.

•   Net loss went from US$ 28.7 million to US$ 15.0 million or (US$ 0.01) per share in the quarter, a 47.7% improvement. Besides the better operating performance, which generated a positive result before financial expenses and taxes of US$ 16.4 million, the Company posted a better financial result, preceding a lower loss in comparison to the previous quarter.

1 Debt financial expenses includes interest from debt, suppliers and tax contingencies.

Debt Capitalization and Cash

	1Q04	4Q03	1Q03

Short Term Debt	349,426	349,932	330,302

Commercial loans (in US$)	24,910	24,910	22,459
Commercial loans (in R$)	51,890	52,216	44,598

Current portion of long-term debt	272,626	272,806	263,245
Senior Guaranteed Notes - 2004	97,692	97,692	97,692
Net Sul Notes	72,300	72,300	72,300
International Finance Corporation	11,681	11,681	11,681
Eximbank	-	-	2,512
Other long-term debt (US$)	-	-	542
Convertible Debentures 1999 (R$-denom.)	15,267	14,939	12,745
Debentures 2001 (R$-denom.)	67,091	67,541	58,197
Leasing (R$-denom.)	-	-	120
Other long-term debt (R$ - denom.)	8,595	8,653	7,456

Long Term Debt	-	-	137

Senior Guaranteed Notes - 2004	97,692	97,692	97,692
Net Sul Notes	72,300	72,300	72,300
International Finance Corporation	11,681	11,681	11,681
Eximbank	-	-	2,512
Other long-term debt (US$)	-	-	677
Convertible Debentures 2006 (R$-denom.)	15,267	14,939	12,745
Debentures 2001 (R$-denom.)	67,091	67,541	58,197
Leasing (R$-denom.)	-	-	123
Other long-term debt (R$ - denom.)	8,595	8,653	7,456

Current portion of long-term debt	(272,626)	(272,806)	(263,245)

Total Debt	349,426	349,932	330,438

Cash	87,499	68,811	22,358

Net Debt	261,927	281,121	308,080

US dollar-denominated debt	206,583	206,583	207,320
	59.1%	59.0%	62.7%
Brazilian real-denominated debt	142,843	143,349	123,118
	40.9%	41.0%	37.3%

•  Consolidated Total Debt ended 1Q04 with US$ 349.4 million, stable in comparison to US$ 349.9 million in 4Q03, according to the low variation of the foreign exchange in the period.

US$ Million	2004	Total

US dollar-denominated debt	206.6	206.6

- Senior Guaranteed Notes	97.7	97.7
- Syndicate - Net Sul Notes	72.3	72.3
- International Finance Corporation - IFC	11.7	11.7
- Eximbank	2.5	2.5
- Trade Finance	15.5	15.5
- Commercial Loans (in US$)	7.0	7.0

Brazilian real-denominated debt	142.8	142.8

- Debentures - 1998	-	-
- Convertible Debentures - 1999	15.3	15.3
- Debentures - 2001	67.1	67.1
- Commercial Loans (in R$)	60.5	60.5

Total	349.4	349.4

•  Cash position reached US$ 87.5 million by the end of 1Q04, a 27.2% growth in comparison to the US$ 68.8 million recorded in the previous quarter. As already explained in the 4Q03 Financial Results Disclosure, despite the significant cash position increase, the Company chose to identify close to US$ 23.7 million as expenses related cash budgets from 2003 and the beginning of 2004, which weren’t disbursed.

•  Therefore, Net Debt decreased 6.8% in comparison to 4Q03 ending the quarter with US$ 261.9 million.

•  The proportion of debt denominated in US dollars remained stable in 59.1% of total debt.

•  During 1Q04, average weighted cost of debt denominated in reais was 20.2% and US dollar denominated debt costs exchange variation plus a spread of 8.5%.

•  As announced, the negotiation regarding the Company’s debt restructuring is at an advanced level. The Company and its creditors reached an agreement of the terms of the capital structure new profile and are now, finalizing the Agreement Memorandum to be signed, allowing the Company to make available more details on this agreement. Therefore, total debt continued classified in short term by the end of 1Q03 and all fines and arrears interest under the past due obligations, are accounted at the end of 1Q04.

Real Cash Balance Statement	US$MM

Balance as of 12/31/03	68.8
( + ) Earnings before interest, tax, depreciation and amortization	31.6
( - ) Cash Capex	(7.3)
( - ) Payments of previous years expenses	(5.6)

( = ) Balance as of 12/31/03	87.5
( - ) Posponded payments for 2004(*)	(23.6)

( = ) Balance as of 12/31/03 considering payment of posponded expenses	63.9

(*) Initially budgeted for payments in 2003

Financial ratios	1Q04	4Q03	1Q03

EBITDA / Interest Expenses (LTM)	1.46	1.35	0.71
Net Debt / EBITDA (LTM)	2.30	2.77	5.27
Debt / (EBITDA + Financial Income) (LTM)	2.79	3.13	4.14

EBITDA (LTM) / Active Subscribers	US$ 83	US$ 75	US$ 44
EBITDA (LTM) / Number of Employees (000)	US$ 35	US$ 33	US$ 19
Net Revenues (LTM) / Active Subscribers	US$ 324	US$ 303	US$ 278
Net Revenues (LTM) / Number of Employees (000)	US$ 137	US$ 132	US$ 122

UPCOMING EVENTS

1. Conference Call – 1Q04 Financial Results

Date: May 14

Corporate Law (in Portuguese):
12:00 pm (US Eastern Time)	Phone:	(+55 11) 2101-1490
	Replay:	(+55 11) 2101-1490
	Code:	Net Serviços
Live transmission on the Internet: http://www.ri.netservicos.com.br

US GAAP (in English):
1:00 pm (US Eastern Time)	Phone:	(+1 973) 582-2706
	Replay:	(+1 973) 341-3080
	Code:	4763156 or Net Serviços
Live transmission on the Internet: http://www.ir.netservicos.com.br

If you have any questions or statements, please email our IR Team – ri@netservicos.com.br before the beginning of the conference call. The questions will be answered during the conference call

2. Reporting Dates of Upcoming Results

   2Q04---> Date: August 10, 2004

   3Q04---> Date: November 9, 2004

   4Q04---> Date: March 15, 2005

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET´s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore, subject to change without prior notice.

FINANCIAL STATEMENTS	(UNAUDITED)

Net Serviços de Comunicação S.A.
Income Statement	1Q04	4Q03	1Q03
US GAAP - (in US$ thousands)

Revenues
Subscriptions	121,133	120,638	87,585
Sign-on and hookup revenue, net	1,867	2,221	1,640
Gross sign-on and hookup fee revenue	1,291	1,181	1,490
Deferred sign-on and hookup fee revenue,net	576	1,040	149
Corporate Networks	4,525	5,981	3,557
Other services	13,265	13,401	8,383
PPV	3,250	5,261	2,988
Vírtua	6,376	5,634	3,298
Others	3,639	2,505	2,097
Gross Revenues	140,790	142,241	101,165
Services and other taxes	(25,850)	(25,408)	(18,576)
Net Revenues	114,940	116,833	82,589

Direct Operating Expenses	(59,028)	(62,052)	(47,097)
Programming & Royalties	(35,733)	(37,792)	(28,695)
Network Expenses	(8,671)	(8,125)	(6,059)
Customers Relations	(1,526)	(1,825)	(1,461)
Payroll and Benefits	(5,752)	(6,308)	(5,111)
Other Costs	(7,346)	(8,002)	(5,772)

Selling, General and Administrative Expenses	(24,157)	(25,509)	(16,101)
Selling	(4,941)	(6,184)	(1,596)
General & administrative	(17,425)	(17,376)	(12,331)
Bad Debt Expenses	(2,400)	(1,844)	(2,410)
Other income/(expense), net	609	(104)	237

EBITDA	31,756	29,271	19,391

Depreciation and Amortization	(15,439)	(16,746)	(14,184)
Depreciation	(15,265)	(16,276)	(13,493)
Amortization	(174)	(470)	(690)

Loss on write-down of equipment, net	76	(155)	(487)

Operating Income/(Loss)	16,392	12,371	4,720

Non-operating Expenses
Monetary indexation, net	(1,095)	(6,035)	393
Loss on exchange rate, net	(1,800)	2,202	10,137
Financial expenses	(28,764)	(36,516)	(28,543)
interest and charges debt	(14,606)	(958)	(15,894)
arrears and fine interests	(6,051)	(5,084)	(2,133)
interest financial expenses others	(3,085)	(7,521)	(2,914)
other financial expenses	(5,022)	(22,952)	(7,601)
Financial income	3,700	3,693	2,703

Other (non-operating)	270	(1,034)	170

Income/(loss) bef. tax, investees, min. ints.	(11,296)	(25,318)	(10,421)
Income tax benefit, net	(3,182)	(3,704)	(134)

Income/(loss) bef. investees, min. ints.	(14,478)	(29,022)	(10,556)
Equity in earnings	(517)	260	(1,437)
Minority interests	-	64	-

Net Income/(Loss)	(14,996)	(28,699)	(11,993)
Loss per share	(0.01)	(0.01)	(0.01)
Number of shares *	2,028,855,530	2,028,855,530	2,028,855,530

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	1Q04		4Q03		1Q03
US GAAP - (in US$ thousands)%				%		%

Assets
Cash & cash equivalents	87,499	10.8%	68,811	8.6%	22,358	3.2%
Accounts receivable	49,581	6.1%	51,004	6.4%	45,336	6.5%
Advances to suppliers	327	0.0%	1,192	0.1%	-	0.0%
Advances to employees	793	0.1%	800	0.1%	632	0.1%
Other	479	0.1%	306	0.0%	882	0.1%
Provision for doubful accounts	(13,954)	-1.7%	(14,951)	-1.9%	(13,079)	-1.9%
Net accounts receivables	37,225	4.6%	38,352	4.8%	33,771	4.9%
Income tax recoverable	5,219	0.6%	5,134	0.6%	2,581	0.4%
Prepaid expenses and other current assets	4,256	0.5%	2,853	0.4%	6,358	0.9%
Total current assets	134,199	16.6%	115,150	14.4%	65,069	9.4%

Deferred income tax	7,391	0.9%	8,358	1.0%	650	0.1%
Due from related companies	8	0.0%	81	0.0%	122	0.0%
Investments and advances to investees	1,881	0.2%	2,403	0.3%	1,071	0.2%
Cable network	804,975	99.5%	810,703	101.1%	699,146	100.8%
Land, buildings, improvem.fix.fit, & instal.	21,360	2.6%	21,521	2.7%	18,580	2.7%
Vehicles	2,233	0.3%	2,264	0.3%	2,166	0.3%
Data processing equip.and others	147,376	18.2%	147,941	18.5%	123,205	17.8%
Cable construction materials	39,069	4.8%	33,973	4.2%	39,780	5.7%
Accumulated depreciation	(653,369)	-80.8%	(642,874)	-80.2%	(527,229)	-76.0%
Net property and equipment	361,644	44.7%	373,528	46.6%	355,648	51.3%
Goodwill on acquisition of subsidiaries	266,927	33.0%	268,639	33.5%	232,955	33.6%
Other assets	37,066	4.6%	33,533	4.2%	38,323	5.5%
Long-term assets	674,916	83.4%	686,541	85.6%	628,769	90.6%
Total assets	809,115	100.0%	801,690	100.0%	693,838	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	78,775	9.7%	76,553	9.5%	80,966	11.7%
Income taxes payable	2,670	0.3%	2,918	0.4%	380	0.1%
Short-term debt	74,347	9.2%	74,673	9.3%	67,056	9.7%
Current portion of long-term debt	275,079	34.0%	275,259	34.3%	263,245	37.9%
Other payables and accruals	172,316	21.3%	152,824	19.1%	98,534	14.2%
Current Liabilities	603,187	74.5%	582,227	72.6%	510,182	73.5%
Long-term debt	-	0.0%	-	0.0%	137	0.0%
Due to related companies	1,738	0.2%	2,063	0.3%	2,050	0.3%
Deferred sign-on and hookup fee revenue	23,131	2.9%	23,899	3.0%	20,899	3.0%
Taxes and payables and accruals	25,405	3.1%	27,404	3.4%	11,844	1.7%
Long-term liabilities	50,274	6.2%	53,366	6.7%	34,930	5.0%
Minority interests in subsidiaries	136	0.0%	136	0.0%	125	0.0%
Commitments and contigencies	171,898	21.2%	168,851	21.1%	123,063	17.7%
Capital stock - preffered and common shares	2,305,017	284.9%	2,305,017	287.5%	2,305,017	332.2%
Additional paid-in-capital	15,027	1.9%	15,027	1.9%	10,357	1.5%
Accumulated deficit	(2,107,028)	-260.4%	(2,092,032)	-261.0%	(2,058,623)	-296.7%
Cumulative translation adjustment	(229,396)	-28.4%	(230,902)	-28.8%	(231,214)	-33.3%
Shareholders' equity	(16,380)	-2.0%	(2,890)	-0.4%	25,537	3.7%
Total Liabilities and Shareholders'Equity	809,115	100.0%	801,690	100.0%	693,838	100.0%

Consolidated Statement of Cash Flows	1Q04	4Q03

Loss for the period	(14,995)	(28,699)
Non-cash items
Deferred sign-on and hook-up fee revenue	598	16
Amortization of deferred revenues	(1,223)	(1,505)
Equity in results of investees	518	(260)
Exchange losses, net	7,494	21,763
Interest on loans, net	20,656	6,042
Depreciation and amortization	15,439	16,746
Deferred income tax	1,347	(5,402)
Loss on sale of assets	(76)	155
Current income tax	-	4,670
Contingences	1,425	12,507
Cash after non-cash items	31,183	26,034

Decrease (Increase) in assets	(5,870)	587
Accounts receivable	187	2,392
Income tax recoverable	(723)	279
Prepaid expenses	(1,880)	2,176
Other assets	(3,559)	(4,260)
Dividends receivable	105	(0)

Increase (decrease) in liabilities	(1,913)	(5,505)
Accounts payable to suppliers and programmers	859	4,158
Income taxes payable	(228)	715
Sales taxes	(1,527)	1,313
Payroll and related charges	(1,129)	(1,834)
Other payables and accruals	3,034	(1,407)
Contingences	(2,922)	(8,449)
Net cash provided by operating activities	23,400	21,115

Cash flow from investing activities	(4,495)	(8,430)
Acquisition from investments and advances to related companies	(75)	39
Acquistion of property and equipment	(7,177)	(9,615)
Proceeds from the sale of equipment	2,757	1,146

Net cash after investing activities	18,906	12,685

Effect of exchange rate changes on cash	(219)	3,994

Change in cash and cash equivalentes	18,687	16,680

Net increase in cash and cash equivalents
Cash and cash equivalents, beginning of the period	68,810	52,130
Cash and cash equivalents, end of the period	87,499	68,810

US $ thousand	Pay-TV			Broadband			Corporate Networks			Total

	1Q04	4Q03	1Q03	1Q04	4Q03	1Q03	1Q04	4Q03	1Q03	1Q04	4Q03	1Q03

Gross Revenues	129,889	130,626	94,309	6,375	5,634	3,298	4,525	5,981	3,557	140,789	142,241	101,165
subscriptions	121,133	120,638	87,585	6,318	5,307	3,083	-	-	-	127,451	125,945	90,668
hookup fee	1,867	2,221	1,640	0	8	121	-	-	-	1,868	2,230	1,761
others	6,889	7,767	5,084	56	318	94	4,525	5,981	3,557	11,470	14,066	8,736
Services and other taxes	(23,609)	(23,317)	(17,709)	(1,820)	(1,618)	(516)	(421)	(473)	(351)	(25,850)	(25,408)	(18,576)
Net Revenue	106,280	107,309	76,600	4,555	4,015	2,782	4,104	5,509	3,206	114,940	116,833	82,589
Direct Operating	(55,140)	(57,885)	(43,763)	(1,265)	(722)	(1,073)	(2,622)	(3,445)	(2,261)	(59,028)	(62,052)	(47,097)
Selling	(3,768)	(4,660)	(1,290)	(783)	(1,374)	(129)	(390)	(150)	(177)	(4,941)	(6,184)	(1,596)
General and Administrative	(15,916)	(16,693)	(11,606)	(408)	(75)	(82)	(491)	(712)	(407)	(16,816)	(17,481)	(12,095)
Bad Debt	(2,224)	(1,515)	(2,293)	(21)	(281)	(117)	(155)	(49)	(0)	(2,400)	(1,844)	(2,410)

EBITDA	29,232	26,556	17,648	2,078	1,564	1,382	445	1,152	361	31,756	29,271	19,391

% of Net Revenues

Net Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Direct Operating	-51.9%	-53.9%	-57.1%	-27.8%	-18.0%	-38.6%	-63.9%	-62.5%	-70.5%	-51.4%	-53.1%	-57.0%
Selling	-3.5%	-4.3%	-1.7%	-17.2%	-34.2%	-4.6%	-9.5%	-2.7%	-5.5%	-4.3%	-5.3%	-1.9%
General and Administrative	-15.0%	-15.6%	-15.2%	-9.0%	-1.9%	-2.9%	-12.0%	-12.9%	-12.7%	-14.6%	-15.0%	-14.6%
Bad Debt	-2.1%	-1.4%	-3.0%	-0.5%	-7.0%	-4.2%	-3.8%	-0.9%	0.0%	-2.1%	-1.6%	-2.9%

EBITDA Margin	27.5%	24.7%	23.0%	45.6%	38.9%	49.7%	10.8%	20.9%	11.3%	27.6%	25.1%	23.5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.